Exhibit 99.2

YM BIOSCIENCES INC.
PROXY FOR THE HOLDERS OF COMMON SHARES

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held on November 20, 2008

This proxy is solicited by management of the Corporation.

The undersigned shareholder of YM BioSciences Inc. (the “Corporation”) hereby appoints David G.P. Allan, or failing him, Len Vernon, OR INSTEAD OF EITHER OF THE FOREGOING, ______________________________________________as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual and special meeting of the shareholders of the Corporation to be held on the 20th day of November 2008, and at any adjournment or adjournments thereof:

1.	VOTE ________ or WITHHOLD FROM VOTING ______ FOR the election of David G.P. Allan to serve on the Corporation’s Board of Directors.

2.	VOTE ________ or WITHHOLD FROM VOTING ______ FOR the election of Thomas I.A. Allen to serve on the Corporation’s Board of Directors.

3.	VOTE ________ or WITHHOLD FROM VOTING ______ FOR the election of Mark Entwistle to serve on the Corporation’s Board of Directors.

4.	VOTE ________ or WITHHOLD FROM VOTING ______ FOR the election of Henry Friesen to serve on the Corporation’s Board of Directors.

5.	VOTE ________ or WITHHOLD FROM VOTING ______ FOR the election of Philip Frost to serve on the Corporation’s Board of Directors.

6.	VOTE ________ or WITHHOLD FROM VOTING ______ FOR the election of François Thomas to serve on the Corporation’s Board of Directors.

7.	VOTE ________ or WITHHOLD FROM VOTING ______ FOR the election of Gilbert Wenzel to serve on the Corporation’s Board of Directors.

8.	VOTE ________ or WITHHOLD FROM VOTING ______ FOR the election of Tryon M. Williams to serve on the Corporation’s Board of Directors.

9.
VOTE FOR ______________or WITHHOLD FROM VOTING ___________ in favour of the appointment of the auditors and in authorizing the directors to fix the remuneration of the auditors as set out in the accompanying Circular.

10.
VOTE FOR ______________or AGAINST___________ the resolution reconfirming and approving the 2005 Amended and Restated Stock Option Plan and all unallocated options, rights or other entitlements thereunder.

11.	Such other business as may properly come before the meeting.

DATED the ______________ day of ______________ , 2008.

Number of Common Shares _________________________

Signature of Shareholder: ___________________________

Name: ___________________________(Please print clearly)

NOTES:
1.           A shareholder has the right to appoint a person to represent him or her and to attend and act for him or her on his or her behalf at the meeting other than the nominees designated above and may exercise such right by inserting the name of his or her nominee in the space provided above for that purpose.
2.           In the event that no specification has been made with respect to voting or withholding from voting in the election of directors and the appointment of auditors and authorizing the directors to fix the remuneration of the auditors, the proxy nominees are instructed to vote the shares represented by this proxy in favour of such matters.
3.           If an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.  If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.  In many cases, shares beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled “Non-Registered Holders” in the accompanying management proxy circular and carefully follow the instructions of their intermediaries.
All holders of shares should refer to the accompanying Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.
4.To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1 or faxed to (416) 368-2502 at least 24 hours before the Meeting time or to the Secretary of the Corporation in time for use at the Meeting or, if the meeting is adjourned, 24 hours, (excluding Saturdays and holidays) before any adjourned meeting.
5.           If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed.